

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
Mr. Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Preliminary Soliciting Materials on Schedule 14A**
> **Filed by Biglari Capital Corp. et al.**
> **Filed December 24, 2013**
> **File No. 001-25225**

Dear Mr. Biglari:

We have reviewed your response to our letter dated January 16, 2013 and have the following comment.

General

1.   We note your response to prior comment 4. We do not find that you have adequately supported your unqualified statements that "the sale of the Company will create immediate value for all" and that "it is obvious [the company] will have difficulty growing earnings through operating performance henceforth." Accordingly, we believe that you should cease making these or similar statements in future filings.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. Sardar Biglari
Biglari Holdings Inc.
February 21, 2014
Page 2

cc: <u>Via E-mail</u>
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP